September 9, 2019

VIA EDGAR

Mr. Gary Newberry

Office of Electronics & Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vivos Inc.
Offering Statement of Form 1-A
Filed July 29, 2019
File No. 024-11049

Dear Mr. Newberry:

We have received your correspondence dated August 23, 2019. We have addressed your comment by reproducing below each comment and providing our response immediately thereafter.

Offering Circular Summary, page 4

1.	Please disclose in the summary that you have received a going concern opinion from your auditor.

We have included disclosure in the offering circular summary regarding the going concern opinion received for the years ended December 31, 2018 and 2017, as requested by the Staff.

Risk Factors, page 7

2.	Please include a separate risk factor discussing your sole supplier of Y-90 particles mentioned on pages 10 and 34.

We have included disclosure in the risk factors regarding our Y-90 particles supplier, as requested by the Staff.

The Company’s outstanding securities, page 14

3. In an appropriate section of your offering circular, please discuss the material terms of the Path Forward Agreement between you and your current insiders and shareholders mentioned in this risk factor. Also, provide similar details regarding the other existing agreements mentioned in your risk factor heading.

We have added disclosure in our offering circular summary regarding the Path Forward Agreements that are included throughout the offering statement to highlight the transactions that occurred, as requested by the Staff. This disclosure includes the amounts raised in October 2018 as well as settlements with noteholders executed as part of the Path Forward Agreements.

Use of Proceeds, page 17

4. Please revise this section to include your intended use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the offering.

We have previously disclosed that a majority of the proceeds received will be used to expand our animal therapy business, and approximately 10-20% of the proceeds will be used for general working capital. Our main focus continues to be our animal therapy business. We estimate that up to 80% of amounts raised will go towards this business, at all levels of amounts raised (25%, 50%, 75% and 100%). As we have included only “blanks” for proceeds anticipated to be raised, we cannot estimate the specific amounts as requested; however, we have provided an estimate by percentage the amount of proceeds to be allocated to each use, as requested by the Staff.

Principal Markets, page 31

5. We note your disclosure that you are developing test plans to address issues raised by the FDA in connection with your previous submissions regarding RadioGel. Please revise to disclose the issues raised by the FDA.

The Company has revised the disclosure within the Principal Markets section to include the primary issues raised by the FDA in connection with its previous submissions, as requested by the Staff.

Veterinary Sector, page 32

6. Please revise the disclosure in the fifth paragraph on page 33 to disclose, if applicable, the amount that you owe to the University of Missouri.

We have revised the disclosure to indicate that the Company currently does not owe the University of Missouri any monies, as requested by the Staff.

Directors, Executive Officers and Significant Employees, page 36

7. Please tell us the multi-billion revenue corporations in which Mr. Swanberg worked and his role within each organization. In this regard, did he play an integral role in developing any corporations, from a small, start-up business, to a multi-billion dollar revenue corporation? Also, provide balanced details of any organizations in which Mr. Swanberg worked that were not successful. Furthermore, revise your disclosure to clarify when Mr. Swanberg served as executive vice president and on the board of directors for IsoRay Medical, Inc.

Mr. Swanberg’s employment history within multi-billion revenue corporations is as follows:

●	Rockwell Hanford Operations, from 1983 to 1987
Engineer, Advanced Projects Group

●	Westinghouse Hanford Company, from 1987 to 1988
Senior Engineer, Advanced Projects Group

●	The Boeing Company, from 1988 to 1993
Materials & Processes, Coatings development for F-22 Raptor

●	Science Applications International Corporation (now Leidos), from 1995 – 2003 and from 2008 -2010
Senior Chemical/Environmental Engineer, Project Manager - Technology Development, Environmental Compliance

●	AECOM from 2010 to 2019
Manager - Technology Development for High-Level Nuclear Waste Treatment and Disposal

Each of the above companies were established and successful prior to Mr. Swanberg’s employment, and Mr. Swanberg did not play an integral role in developing any of the above-referenced companies.

We have revised the disclosure on page 36 to include the dates of Mr. Swanberg’s roles as Executive Vice President and as a member of the Board of Directors of IsoRay Medical, Inc.

Related Party Transactions, page 41

8.	Please identify the officers and directors mentioned in this section.

We have revised the disclosure to identify those officers and directors mentioned in this section, as requested by the Staff.

Index to Exhibits, page 54

9. Please ensure that you have filed all agreements required to be filed as exhibits to your offering statement. In this regard, we note the licensing agreements with Battelle mentioned in the last paragraph on page 4, the supply agreement mentioned on page 10, the Path Forward Agreement mentioned on page 14, the Certificate of Amendment to the Certificate of Incorporation that authorized the designation of Series C Convertible Preferred Stock mentioned on page 30, the related party convertible note agreements on page 41 and the subscription agreement mentioned on page 52.

In response to the Staff’s comment, we have filed as exhibits all agreements required to be filed with the offering statement, including the licensing agreements with Battelle referred to in the last paragraph on page 4, the form of Path Forward Agreement referred to on page 14, the Certificate of Amendment to the Certificate of Incorporation that authorized the designation of Series C Convertible Preferred Stock referred to on page 30, the form of related party convertible note agreements referred to on page 41, and the subscription agreement referred to on page 52.

Please note that the Company does not have a written supply agreement with IsoTherapeutics, referred to on page 10 and which was requested by the Staff.

Financial Statements, page F-1

10. We note from the June 30, 2019 Form 10-Q as well as page 4 and throughout the Form 1-A that you effected a 1-for-8 reverse stock split on June 25, 2019. Please revise all financial statements presented to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-24 to reference the reverse split and dual-date its opinion in accordance with PCAOB 3110.05 and AICPA AU 530.05, as applicable.

We have updated the December 31, 2018 and 2017 financial statements, and our auditors have updated its opinion in accordance with the applicable standards to effectuate the reverse stock split.

We have revised the disclosure as indicated herein in Amendment #1, and have contemporaneously filed Amendment No. 1 along with this letter.

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Respectfully submitted,

/s/ Michael Korenko
Michael Korenko
Chief Executive Officer